Exhibit 11

Ballantyne of Omaha, Inc. and Subsidiaries

Computation of Loss per Share of Common Stock

Three Months Ended March 31, 2003 and 2002

	2003	2002
Basic loss:
Loss applicable to common stock	$(384,095)	$(234,293)

Weighted average common shares outstanding
	12,608,096	12,566,080

Basic loss per share	$(0.03)	$(0.02)

Diluted loss:
Loss applicable to common stock	$(384,095)	$(234,293)

Weighted average common shares Outstanding	12,608,096	12,566,080

Assuming conversion of options Outstanding	—	—

Weighted average common shares Outstanding, as adjusted	12,608,096	12,566,080

Diluted loss per share	$(0.03)	$(0.02)

Because the Company reported net losses for the three months ended March 31, 2003 and 2002, the calculation of net loss per share-diluted excludes potential common shares from stock options as they are anti-dilutive and would result in a reduction in loss per share.  If the Company had reported net income for these periods, there would have been 190,893 and 80,315 additional shares, respectively, in the calculation of net loss per share-diluted.